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                               July 14, 2023

       Desmond Shu Pei Huang
       Chief Financial Officer
       AGBA Group Holding Limited
       AGBA Tower
       68 Johnston Road
       Wan Chai, Hong Kong SAR

                                                        Re: AGBA Group Holding
Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on May 26,
2023
                                                            File No. 333-271456

       Dear Desmond Shu Pei Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May17, 2023 letter.

       Amendment No. 1 to Form S-1 filed May 26, 2023

       General, page i

   1. We note your response to prior comment 1. Given that TAG received the securities that it seeks to register for
resale from the issuer in a transaction specified in Securities Act Rule
                                                        145(a) that involved a
shell company, and TAG was a party to that transaction, it appears that, notwithstanding
any factors relevant to the determination that a purported secondary offering is a primary
offering (e.g., those identified in Securities Act Rules C&DI 612.09),
                                                        TAG is deemed to be an
underwriter pursuant to Rule 145(c). Please provide us with your analysis as to why TAG
should not be deemed an underwriter pursuant to Rule 145(c).
                                                        Alternatively, please
revise your registration statement to identify TAG as an underwriter,
 Desmond Shu Pei Huang
AGBA Group Holding Limited
July 14, 2023
Page 2
         include the fixed price at which TAG will sell the securities, and delete the sentence on
         page vii that begins    Once TAG made this undertaking . . . .
Management's Discussion and Analysis of Financial Condition
Overview, page 46

2. We note your response to prior comment 14 and reissue in part. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market
         price of the company   s common stock.
       You may contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 if you
have any questions.



FirstName LastNameDesmond Shu Pei Huang                        Sincerely,
Comapany NameAGBA Group Holding Limited
                                                               Division of
Corporation Finance
July 14, 2023 Page 2                                           Office of
Finance
FirstName LastName